UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                              OSHKOSH B'GOSH, INC.
                              --------------------
                                (Name of Issuer)

                      Class A Common Stock, Par Value $.01
                      ------------------------------------
                         (Title of Class of Securities)

                                 688222-20-7
                                 -----------
                                (CUSIP Number)

                               Murray A. Indick
                      Richard C. Blum & Associates, L.P.
                       909 Montgomery Street, Suite 400
                           San Francisco, CA 94133
                                (415) 434-1111
                                --------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 July 10, 1997
                                 --------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Page 1 of 17


CUSIP NO. 688222-20-7            SCHEDULE 13D                     Page 2 of 17

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                   STINSON CAPITAL PARTNERS, L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3432358
------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]**
                                                                     (b) [x]**
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       WC

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER                                -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                          328,700**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                     328,700**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    328,700**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 3.2%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               PN

------------------------------------------------------------------------------
** See Item 5 below


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 688222-20-7            SCHEDULE 13D                     Page 3 of 17

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                STINSON CAPITAL PARTNERS II, L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3264850
------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]**
                                                                     (b) [x]**
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       WC

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER                                -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                          328,700**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                     328,700**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    328,700**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 3.2%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               PN

------------------------------------------------------------------------------
** See Item 5 below


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 688222-20-7            SCHEDULE 13D                     Page 4 of 17

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                     BK CAPITAL PARTNERS IV, L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3139027
------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]**
                                                                     (b) [x]**
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       WC

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER                                -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                          328,700**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                     328,700**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    328,700**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 3.2%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               PN

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 688222-20-7            SCHEDULE 13D                     Page 5 of 17

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                     THE CARPENTERS PENSION TRUST
                                                  FOR SOUTHERN CALIFORNIA

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-6042875
------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]**
                                                                     (b) [x]**
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       WC

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER                                -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                          328,700**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                     328,700**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    328,700**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 3.2%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               EP

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!





CUSIP NO. 688222-20-7            SCHEDULE 13D                     Page 6 of 17

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                      INSURANCE COMPANY SUPPORTED
                                                   ORGANIZATIONS PENSION PLAN

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              13-6284703
------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]**
                                                                     (b) [x]**
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       WC

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                       Washington, DC

------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER                                -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                          328,700**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                     328,700**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    328,700**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 3.2%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               EP

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 688222-20-7            SCHEDULE 13D                     Page 7 of 17

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               RICHARD C. BLUM & ASSOCIATES, L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3205364
------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]**
                                                                     (b) [x]**
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                           Not Applicable

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER                                -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                          328,700**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                     328,700**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    328,700**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 3.2%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                           PN, IA

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 688222-20-7            SCHEDULE 13D                     Page 8 of 17

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               RICHARD C. BLUM & ASSOCIATES, INC.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-2967812
------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]**
                                                                     (b) [x]**
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                           Not Applicable

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER                                -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                          328,700**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                     328,700**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    328,700**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 3.2%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 688222-20-7            SCHEDULE 13D                     Page 9 of 17

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                                  RICHARD C. BLUM

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON             ###-##-####
------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]**
                                                                     (b) [x]**
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                           Not Applicable

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                                  USA

------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER                                -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                          328,700**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                     328,700**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    328,700**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 3.2%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               IN

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 688222-20-7            SCHEDULE 13D                    Page 10 of 17

Item 1.  Security and Issuer
----------------------------

This Amendment No. 3 to Schedule 13D relates to shares of Class A Common Stock, par value $0.01 (the "Common Stock") of OshKosh B'Gosh, Inc., a Delaware corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 112 Otter Avenue, Oshkosh, Wisconsin 54902-0300. The Reporting Persons, as defined below, have sold shares of the Issuer and presently hold less than 5.0% of the Issuer's shares. See Items 4, 5.

Item 2.  Identity and Background
--------------------------------

This Amendment is filed on behalf of Stinson Capital Partners, L.P., a California limited partnership ("Stinson"); Stinson Capital Partners II, L.P., a California limited partnership ("Stinson II"); BK Capital Partners IV, L.P., a California limited partnership ("BK IV"); the Carpenters Pension Trust for Southern California (the "Carpenters Trust"); Insurance Company Supported Organizations Pension Plan ("ICSOPP"); Richard C. Blum & Associates, L.P., a California limited partnership ("RCBA L.P."); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); and Richard C. Blum, the Chairman and a substantial shareholder of RCBA Inc. (collectively, the "Reporting Persons").

Stinson, Stinson II, and BK IV are each a California limited partnership whose principal business is investing in securities, and whose principal office is located at 909 Montgomery Street, Suite 400, San Francisco, California 94133. RCBA L.P. is the sole general partner of Stinson, Stinson II, and BK IV, and an investment advisor to the Carpenters Trust and ICSOPP.

RCBA L.P. is a California limited partnership whose principal business is acting as general partner for investment partnerships and providing investment advisory and financial consulting services. RCBA L.P. is a registered investment adviser with the Securities and Exchange Commission and with the State of California. The sole general partner of RCBA L.P. is RCBA Inc. The principal business office address of RCBA L.P. and RCBA Inc. is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the executive officers and directors of RCBA Inc., their addresses, citizenship and principal occupations are as follows:

Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------

Richard C. Blum       909 Montgomery St.       USA        President & Chairman
President, Chairman   Suite 400                           RCBA L.P.
and Director          San Francisco, CA 94133

Nils Colin Lind       909 Montgomery St.       Norway     Managing Director
Managing Director     Suite 400                           RCBA L.P.
and Director          San Francisco, CA 94133



CUSIP NO. 688222-20-7            SCHEDULE 13D                    Page 11 of 17

Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------

Jeffrey W. Ubben      909 Montgomery St.       USA        Managing Director
Managing Director     Suite 400                           of Investments,
of Investments        San Francisco, CA 94133             RCBA L.P.

Murray A. Indick      909 Montgomery St.       USA        Managing Director
Managing Director,    Suite 400                           and General Counsel,
General Counsel and   San Francisco, CA 94133             RCBA L.P.
Secretary

George F. Hamel, Jr.  909 Montgomery St.       USA        Managing Director
Managing Director     Suite 400                           of Marketing,
of Marketing          San Francisco, CA 94133             RCBA L.P.

Marc T. Scholvinck    909 Montgomery St.       USA        Managing Director
Managing Director     Suite 400                           and Chief Financial
and Chief Financial   San Francisco, CA 94133             Officer,
Officer                                                   RCBA, L.P.

Thomas L. Kempner     40 Wall Street           USA        Chairman, Loeb
Director              New York, NY 10005                  Partners Corporation,
                                                          Investment Banking
                                                          Business

The Carpenters Trust is a trust, governed by a board of trustees. Its principal office is located at 520 South Virgil Avenue, 4th Floor, Los Angeles, California 90020. The names of the executive officers and trustees of the Carpenters Trust, their addresses, citizenship and principal occupation are as follows:

Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------

Kim Fromer            22225 Acorn Street       USA        President,
Trustee               Chatsworth, CA 91311                Fromer, Inc.

Curtis Conyers, Jr.   4719 Exposition Blvd.    USA        President,
Trustee               Los Angeles, CA 90016               Richard Lane Company

Richard Harris        292 North Wilshire       USA        General Manager,
Trustee               Anaheim, CA 92801                   Wesseln Construction
                                                          Company, Inc.

Ralph Larison         1925 Water Street        USA        President,
Trustee               Long Beach, CA 90802                Connolly-Pacific Co.

Bert Lewitt           2901 28th Street         USA        President, Morley
Trustee               Santa Monica, CA 90405              Construction Co.


CUSIP NO. 688222-20-7            SCHEDULE 13D                    Page 12 of 17

Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------

Ronald W. Tutor       15901 Olden Street       USA        President,
Co-Chairman,          Sylmar, CA 91342                    Tutor-Saliba Corp.
Trustee

J.D. Butler           412 Dawson Drive         USA        Executive Secretary,
Trustee               Camarillo, CA 93010                 Gold Coast District
                                                          Council of Carpenters

James K. Bernsen,     520 South Virgil Ave     USA        Secretary-Treasurer,
Trustee               Los Angeles, CA 90020               Southern California-
                                                          Nevada Regional
                                                          Council of Carpenters

Douglas J. McCarron,  520 South Virgil Ave     USA        Secretary-Treasurer,
Co-Chairman,          Los Angeles, CA 90020               Southern California
Trustee                                                   District Council of
                                                          Carpenters

Bill Perry            520 South Virgil Ave     USA        Retired
Trustee               Los Angeles, CA 90020

Buddy Self            911 20th Street          USA        Financial Secretary,
Trustee               Bakersfield, CA 91301               Carpenters Local
                                                          Union 743

ICSOPP is a trust, governed by a board of trustees. The principal administrative office of ICSOPP is located at 1130 Connecticut Avenue, N.W., Washington, D.C. 20036. The name, business address and present principal occupation of each of the trustees and executive officers of ICSOPP are as follows:

Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------

Robert E. Vagley      American Insurance Assn  USA        President, American
Fiduciary             1130 Connecticut Ave NW             Insurance Assn
                      Washington, DC 20036

Fred R. Marcon        Insurance Svcs Office    USA        President, Insurance
Fiduciary             7 World Trade Center                Services Office
                      New York, NY 10048

Gail P. Norstrom      Industrial Risk Insurers USA        President & CEO
Fiduciary             85 Woodland Street                  Industrial Risk
                      Hartford, CT 06102                  Insurers



CUSIP NO. 688222-20-7            SCHEDULE 13D                    Page 13 of 17

Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------

A. James Brodsky      Insurance Company        USA        Director, Insurance
Director              Supported Organizations             Company Supported
                      Pension Plan and Trust              Organizations
                      1130 Connecticut Ave NW             Pension Plan and
                      Washington, DC 20036                Trust

                                    *   *   *

To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

The source of funds for the purchases of securities was the working capital of the Reporting Persons.

Item 4.  Purpose of Transaction
-------------------------------

The Reporting Persons acquired the securities of the Issuer in the ordinary course of their business, which is an investment business. In the ordinary course of that business, the Reporting Persons may discuss from time to time with representatives of the Issuer and with selected shareholders of the Issuer ideas that the Reporting Persons believe might enhance shareholder value, including ideas that might, if effected, result in any of the following: the acquisition by persons of additional securities of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or changes in the board of directors or management of the Issuer. Depending upon market conditions and other factors, the Reporting Persons may acquire additional securities of the Issuer in the open market, in privately negotiated transactions or otherwise. Alternatively, depending upon market conditions or other factors, the Reporting Persons may, from time to time, dispose of some or all of the securities of the Issuer that they own beneficially.

Following the Issuer's recent announcement of an offer to purchase for cash up to 2,000,000 shares of its common stock at a price not in excess of $22.00 nor less than $19.00 per share, the Reporting Persons sold some of their shares in the public market (see Item 5).



CUSIP NO. 688222-20-7            SCHEDULE 13D                    Page 14 of 17

Other than as set forth in this statement, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the consequences listed in paragraphs (a)-(j) of Schedule 13D, or any agreement regarding such matters, although they may in the future take actions that would have such consequences.


Item 5.  Interest in Securities of the Issuer
---------------------------------------------

(a),(b) According to the Issuer's Tender Offer dated June 30, 1997, there were 10,425,571 shares of Common Stock issued and outstanding as of June 27, 1997. Based on such information, after taking into account the transactions described in Item 5(c) below, the following Reporting Persons report the following direct holdings and corresponding percentage interests in the Common
Stock:


Shares of Common                            Percentage
Name                     Stock Owned          Owned
-------------------   -------------------   -----------

Stinson                      32,600               0.3%
Stinson II                   17,000               0.2%
BK IV                        22,900               0.2%
Carpenters Trust            200,100               1.9%
ICSOPP                       56,100               0.6%
                            -------               ----
Total                       328,700               3.2%
                            =======               ====


Voting and investment power concerning the above shares are held solely by RCBA L.P. The Reporting Persons therefore may be deemed to be members in a group, in which case each Reporting Person would be deemed to have beneficial ownership of an aggregate of 328,700 shares of the Common Stock, which is 3.2% of the outstanding Common Stock. As the sole general partner of RCBA L.P., RCBA Inc. is deemed the beneficial owner of the securities over which RCBA L.P. has voting and investment power. As Chairman, director and a substantial shareholder of RCBA Inc., Richard C. Blum might be deemed to be the beneficial owner of the securities beneficially owned by RCBA Inc. Although Mr. Blum is joining in this Schedule as a Reporting Person, the filing of this Schedule shall not be construed as an admission that he, or any of the other shareholders, directors or executive officers of RCBA Inc. is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by RCBA Inc.



CUSIP NO. 688222-20-7            SCHEDULE 13D                    Page 15 of 17

(c) The following table sets forth the Reporting Persons' transactions in the shares of the Common Stock during the last 60 days. All transactions were open market transactions.

Name                  Trade Date   Purchase/Sale   Shares    Price/Share
-------------------   ----------   -------------   -------   -----------

Stinson               07-10-97          Sale        37,700      21.75
                      07-14-97          Sale        27,400      21.75

Stinson II            05-12-97        Purchase      20,000      17.50
                      05-13-97        Purchase      10,000      17.38
                      05-14-97        Purchase       7,000      17.25
                      07-10-97          Sale        19,700      21.75
                      07-14-97          Sale        14,300      21.75

BK IV                 07-10-97          Sale        26,500      21.75
                      07-14-97          Sale        19,300      21.75

Carpenters Trust      07-10-97          Sale       231,300      21.75
                      07-14-97          Sale       168,700      21.75

ICSOPP                07-10-97          Sale        64,800      21.75
                      07-14-97          Sale        47,300      21.75


(d) Not applicable

(e) On July 14, 1997, the Reporting Persons ceased to be the beneficial owners of more than five percent (5%) of the Common Stock.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
------------------------------------------------------------------------------

None of the Reporting Persons or, to the best knowledge of the Reporting Persons, the other persons named in Item 2, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except as previously disclosed.


Item 7.  Material to be Filed as Exhibits
-----------------------------------------

Exhibit A  Joint Filing Undertaking.


CUSIP NO. 688222-20-7            SCHEDULE 13D                    Page 16 of 17

                                  SIGNATURES

After reasonable inquiry and to the best or our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  July 14, 1997

RICHARD C. BLUM & ASSOCIATES, L.P.     RICHARD C. BLUM & ASSOCIATES, INC.


By  /s/ Murray A. Indick               By  /s/ Murray A. Indick
    -------------------------------        -----------------------------------
    Murray A. Indick                       Murray A. Indick
    Managing Director                      Managing Director, General Counsel
    and General Counsel                    and Secretary


STINSON CAPITAL PARTNERS, L.P.         /s/ N. Colin Lind
STINSON CAPITAL PARTNERS II, L.P.      ---------------------------------------
BK CAPITAL PARTNERS IV, L.P.           RICHARD C. BLUM

By  Richard C. Blum & Associates,      By  N. Colin Lind,
    L.P., its General Partner              Attorney-in-Fact


    By  /s/ Murray A. Indick           THE CARPENTERS PENSION TRUST FOR
        ---------------------------    SOUTHERN CALIFORNIA
        Murray A. Indick,
        Managing Director              INSURANCE COMPANY SUPPORTED
        and General Counsel            ORGANIZATIONS PENSION PLAN

                                       By  Richard C. Blum & Associates, L.P.,
                                           its Investment Advisor


                                           By  /s/ Murray A. Indick
                                               -------------------------------
                                               Murray A. Indick,
                                               Managing Director
                                               and General Counsel


CUSIP NO. 688222-20-7            SCHEDULE 13D                    Page 17 of 17

                                   Exhibit A
                           JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:  July 14, 1997

RICHARD C. BLUM & ASSOCIATES, L.P.     RICHARD C. BLUM & ASSOCIATES, INC.


By  /s/ Murray A. Indick               By  /s/ Murray A. Indick
    -------------------------------        -----------------------------------
    Murray A. Indick                       Murray A. Indick
    Managing Director                      Managing Director, General Counsel
    and General Counsel                    and Secretary


STINSON CAPITAL PARTNERS, L.P.         /s/ N. Colin Lind
STINSON CAPITAL PARTNERS II, L.P.      ---------------------------------------
BK CAPITAL PARTNERS IV, L.P.           RICHARD C. BLUM

By  Richard C. Blum & Associates,      By  N. Colin Lind,
    L.P., its General Partner              Attorney-in-Fact


    By  /s/ Murray A. Indick           THE CARPENTERS PENSION TRUST FOR
        ---------------------------    SOUTHERN CALIFORNIA
        Murray A. Indick,
        Managing Director              INSURANCE COMPANY SUPPORTED
        and General Counsel            ORGANIZATIONS PENSION PLAN

                                       By  Richard C. Blum & Associates, L.P.,
                                           its Investment Advisor


                                           By  /s/ Murray A. Indick
                                               -------------------------------
                                               Murray A. Indick,
                                               Managing Director
                                               and General Counsel